Via Edgar

November 24, 2015

Mr. Terence O’Brien, Accounting Branch Chief
Ameen Hamady, Staff Accountant
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re: Curtiss-Wright Corporation
Form 10-K for Fiscal Year Ended December 31, 2014
Filed February 19, 2015
File No. 1-134

Dear Mr. O’Brien:

In accordance with my discussion with Mr. Hamady and his consent to our request for an extension of time, please be advised that Curtiss-Wright Corporation will formally respond to the SEC comment letter dated November 23, 2015, no later than the close of business on December 11, 2015. Curtiss-Wright is hereby requesting the extension to respond to the Commission’s comment letter in order to adequately confer with personnel who are currently away from the office for the upcoming Thanksgiving holiday.

Very truly yours,

/s/ Paul J. Ferdenzi
Paul J. Ferdenzi, Vice President
and Secretary

cc:	Glenn Tynan
Christopher Farkas
Gary Ogilby